EXHIBIT 99.8

CONSOLIDATED MERCANTILE INCORPORATED

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the "CODE") applies to all employees, officers and directors of Consolidated Mercantile Incorporated and its subsidiaries (collectively the "CORPORATION").  It covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors (collectively the "EMPLOYEES") of the Corporation.  All of the Corporation's Employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  The Code should also be provided to the Corporation's agents and representatives, including consultants, as they are equally expected to comply with this Code in all their dealings with or on behalf of the Corporation.

The purpose of this document is to maintain the reputation earned by the Corporation for integrity, objectivity and impartiality, by establishing guidelines to help promote honesty, confidentiality, proper conduct and avoidance of conflicts of interest.

Those who violate the standards in this Code will be subject to disciplinary action.

1.           COMPLIANCE WITH LAWS AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation's ethical standards are built.  All Employees must respect and obey the applicable laws and regulations of Canada and the USA and their respective provinces and states.  Although not all Employees are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.           CONFLICTS OF INTEREST

Conflicts of Interest are prohibited as a matter of Corporation policy.  A "conflict of interest" exists when a person's personal or business interests or the interests of a related person interfere in any way with the interests of the Corporation.  A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her Corporation work objectively, effectively, free from bias and in the best interest of the Corporation.  Conflicts of interest may also arise when an Employee or members of his or her family, receives personal benefits, entertainment or gifts of more than nominal value as a result of his or her position in the Corporation.

It is almost always a conflict of interest for a Corporation Employee to work simultaneously for a competitor, customer or supplier.  Employees are not allowed to work for a competitor as a consultant or board member.  The best policy is to avoid any direct or indirect business connection with the Corporation's customers, suppliers or competitors, except on behalf of the Corporation.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Corporation's legal counsel.  Any Employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel.

3.           INSIDER TRADING

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Corporation's business.  All non-public information about the Corporation, its financial condition, earnings or business, or any important development, should be considered confidential information until a reasonable time after public disclosure of such inside information.  To use non-public information for personal financial benefit or to "tip" others including family and friends who might make an investment decision on the basis of this information is not only unethical but also illegal.  The consequences of insider trading can be severe.  If you have any questions, please consult the Corporation's legal counsel.

4.           CORPORATE OPPORTUNITIES

Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No Employee may use corporate property, information, or position for improper personal gain, and no Employee may compete with the Corporation directly or indirectly.  Employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.           COMPETITION AND FAIR DEALING

The Corporation strives to outperform its competition fairly and honestly.  The Corporation seeks competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each Employee should endeavor to respect the rights of and deal fairly with the Corporation's customers, suppliers, competitors and Employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment should ever be offered, given, provided or accepted by any Corporation Employee, family member of an Employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations.  Please discuss with your supervisor any proposed gifts or entertainment which you are not certain are appropriate.

6.           DISCRIMINATION AND HARASSMENT

The diversity of the Corporation's Employees is a significant asset.  The Corporation is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any forms of discrimination or harassment against or from any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law.  Examples include inappropriate language, coercion or intimidation in the workplace and unwelcome sexual advances.

7.           HEALTH AND SAFETY

The Corporation strives to provide each Employee with a safe and healthy work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Drug and alcohol use threatens the safety and productivity of the work environment.  Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.  Being under the influence of illegal drugs or alcohol in the workplace will not be tolerated and will subject Employees to disciplinary action up to and including immediate termination of employment.

8.           BOOKS AND RECORDS

The Corporation requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Corporation's books, records, accounts and financial statements must be maintained in reasonable detail, must accurately and properly reflect the Corporation's transactions and must conform both to applicable legal requirements and generally accepted accounting principles and to the Corporation's system of internal controls.  Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

As far as possible, contracts to which the Corporation is a party should be in writing.  "Side Letters" or "comfort letters" that are not referred to in the main document should only be used with the advice of the Corporation's legal counsel.

Business records and communications often become public, and Employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos, and formal reports.  Records should always be retained or destroyed according to the Corporation's record retention policies.  In accordance with those policies, in the event of litigation or governmental investigation, please consult the Corporation's legal counsel.

Many Employees regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.  Rules and guidelines are available from your controller.

9.           CONFIDENTIALITY

Employees must maintain the confidentiality of confidential information entrusted to them by the Corporation or its customers, except when disclosure is authorized by the Corporation's legal counsel or required by laws or regulations.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Corporation or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to the Corporation.  The obligation to preserve confidential information continues even after employment ends.

10.           PROTECTION AND PROPER USE OF CORPORATION ASSETS

All Employees should endeavor to protect and preserve the Corporation's assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Corporation's profitability.  Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation of Employees to protect the Corporation's assets includes its proprietary information such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information would violate Corporation policy.  It could also be illegal and result in civil or even criminal penalties.

11.           IMPROPER PAYMENTS TO GOVERNMENT PERSONNEL

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act prohibit giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the Canadian and U.S. governments have a number of laws and regulations regarding business gratuities, which may be accepted by government personnel.  The promise, offer or delivery to an official or employee of the Canadian or U.S. government of a gift, favour or other gratuity in violation of these rules would not only violate Corporation policy but could also be a criminal offense.  Provincial, state and local governments, as well as foreign governments, may have similar rules.  The Corporation's legal counsel can provide guidance in this area.

12.           INTEGRITY AND DISCLOSURE

Employees and directors must meet the highest standards of honesty, truthfulness and integrity in all communications, not just because it is good business, but because it is right.  This applies in all our dealings, both as a company and in our relationships with each other.  The Corporation will provide a working environment in which adherence to these high standards is clearly expected of all employees, and integrity is never compromised by pressures for immediate success.

To maintain the integrity of our system of accounting and internal control, the Corporation’s accounting and financial records must be valid, accurate and complete.  All transactions should be accurately and promptly recorded in the Corporation’s books.  The Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Corporation shall foster practices and procedures which promote and ensure compliance with all applicable laws and regulations, including the securities laws of the United States and Canada, regarding full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Corporation, and insider trading.

13.           WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code for Employees may be made only by the Board of Directors or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

14.           REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOUR

Employees are encouraged to speak to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation.  It is the policy of the Corporation not to allow retaliation for reports of misconduct by others made in good faith by Employees.  Depending upon the nature of the misconduct, the Corporation may have the legal obligation to report it to the appropriate authorities.  Employees are expected to cooperate in internal investigations of misconduct.